Lynch, Jones & Ryan, inc.
                                  3 Times Square
                                  New York NY 10036
                                  Tel 800 992 7526
                                  Fax 646 223 9080



  February 6, 2003

  Mr. Jeffrey W. Kletti
  USAllianz Investor Services
  5701 Golden Hills Drive
  Mnneapolis, MN 55416-1297

  Dear Mr. Kletti

  This letter will constitute our agreement with respect to the brokerage transactions on behalf of the USAllianz Investor Services Fund to be -directed to Lynch, Jones & Ryan, an Instinet Company (herein referred to as 'LJR"), and its correspondent brokers., You understand that in making this agreement there are no required volumes, no fees (other than the normal transaction charges associated with executing your orders) and no time requirements.

  The Fund agrees to direct its investment managers to effect certain equity transactions through LJR consistent with best execution. All commission charges per share will continue to be'based.on your managers' normal negotiated rate schedules. Pursuant to this agreement, we will refund to the Fund a percentage of the commission paid directly to LJR, as per the attached Schedule.

  Further, should your investment managers execute fixed income transactions through LJR pursuant to this agreement, we agree to refund to the Fund a percentage of the available credits generated from these fixed income transactions, as per the attached Schedule. If your managers designate LJR for credit on new issue syndicates, we agree to provide research to the Fund in an amount equal to the available credits generated, as per the attached Schedule.

  Additionally, should your investment managers execute international equity or international fixed income transactions through Instinct or the LJR global correspondent broker network, we agree to refund to the Fund a percentage of the gross credits excluding local charges, taxes, etc., generated from these transactions, as per the attached Schedule.

  Any refunds will be made quarterly by check directly to the Fund. Alternatively, we will pay bills for bona fide expenses of the fund upon your instruction. Credits generated by new issue designations can only be used to provide research services to the Fund, such as performance measurement and asset allocation services.


     INSTINET
     A REUTERS Company                                     Member NASD/SIPC

  February 6, 2003
  USAllianz Investor Services
  Page 2

  In entering into this agreement, you represent and warrant that these refunds will be used exclusively for the benefit of the Fund, and in no event will be used to pay any expenses properly chargeable to the sponsoring company or any other person or entity. If you request us to pay expenses of or provide research services to the Fund, you represent and warrant that (1) any services that we provide, or obligations we pay, will be used exclusively for the benefit of the Fund and (2) the expenses attributable to such services or obligations are properly payable by the Fund. In addition, the Fund agrees to have strict record keeping and other controls to assure the above. Additionally, should you request us to provide services for the Fund and if, as a result, a . shortfall should occur (i.e. the Fund's credit's do not equal payments made on your behalf), the Fund agrees, if required, to reimburse LJR for such shortfall.

  You understand that in making these refunds or payments, or providing these services, we will be relying on the representations and agreements contained herein; which you hereby authorize us to do. You further understand that the amounts credited to the Fund as noted in the attached Schedule take into account that no interest shall be payable by LJR on any funds held for the benefit of the Fund. You further agree to advise us promptly of any change in any material fact contained in this letter.

   Please indicate your agreement with and acceptance of the above by signing and returning a copy of this letter at your earliest convenience. On behalf of Lynch, Jones & Ryan, I would like to thank you for providing us with the opportunity to work with you in order to save money for the Fund.


   /s/ James W. Buck

   James W. Buck
   Senior Vice President


   Approved and accepted for the USAllianz Investor Services Fund:

   /s/ Jeffrey Kletti              SVP               12/13/04
   Name                          Title                   Date




                        Lynch, Jones & Ryan, Inc.
                    Commission Recapture Schedule
                               for the
                      USAllianz Investor Services Fund


TYPE                                                      RATE

DOMESTIC LISTED EQUITY RECAPTURE THROUGH LJR /INSTINET    70%*

DOMESTIC OTC EQUITY
RECAPTURE THROUGH LJR/INSTINET                            All commission in excess of 0.025/share

DOMESTIC FIXED INCOME RECAPTURE                           70% recapture to fund

INTERNATIONAL EQUITY RECAPTURE THROUGH LJR CORRESPONDENTS 73% of net commission**

INTERNATIONAL EQUITY RECAPTURE THROUGH INSTINET           65% of gross commission***

NEW ISSUE SYNIDATE DESIGNATIONS                           75% CREDIT

* The rates are based upon normal commission rites (i.e.: 5 cents - 6 cents/share).

** This rate is based on the net commission LJR receives from the correspondent broker less local charges and taxes. This rate is equivalent to approximately 50% of the gross agency correspondent commission less local charges and taxes.

*** This rate is based on the gross agency commission less local charges and taxes.

Initial   /s/  JB                                   /s/ JWK
           By LJR                                 By Client